Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel 212 259-8000 fax 212 259-6333

        December 3, 2008

Division of Corporation Finance Securities and Exchange Commission Mail Stop 6010 100 F Street, N.E. Washington, D.C. 20549-3628
Attention:	Mr. Jeffrey Riedler Ms. Jennifer Riegel Ms. Sonia Barros
Re:
CastlePoint Holdings, Ltd.
Transaction Statement on Schedule 13E-3, Amendment No. 2
Filed November 10, 2008
File No. 5-83606

Tower Group, Inc.
Registration Statement on Form S-4, Amendment No. 1
Filed November 10, 2008
File No. 333-153736

Dear Mr. Riedler,

        On behalf of Tower Group, Inc. ("Tower") and CastlePoint Holdings, Ltd. ("CastlePoint"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated November 24, 2008 (the "Comment Letter"), with respect to Amendment No. 2 to the Transaction Statement on Schedule 13E-3 filed by Tower and CastlePoint with the Commission on November 10, 2008 (File No. 5-83606) (the "Schedule 13E-3") and Amendment No. 1 to the Registration Statement on Form S-4 filed by Tower with the Commission on November 10, 2008 (File No. 333-153736) (the "Form S-4"). In connection with this response to the Comment Letter, Tower and CastlePoint are filing electronically with the Commission today Amendment No. 3 to the Schedule 13E-3 and Amendment No. 2 to the Form S-4.

        The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the parties' response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Form S-4.

Securities and Exchange Commission
Division of Corporation Finance
December 3, 2008

Form S-4/A Filed November 10, 2008

Registration Statement Cover Page

1.
Rule 413 does not permit the registration of additional shares by post-effective amendment. See the Telephone Interpretations Manual B.133. Please revise accordingly.

Response: The cover page of the Form S-4 has been revised to delete the reference to the registration of additional shares pursuant to a post-effective amendment in response to the Staff's comment.

Summary, page 1

CastlePoint, page l

2.
We note your response to prior comment 16. Please delete the disclaimer of liability by Hermitage, Brookfield US Corporation and their affiliates with respect to Hermitage's financial statements on page 8 and any other similar disclaimers in the disclosure document. We note that the independent auditor report included on page H-3 states, "These financial statements are the responsibility of the Company's management." This statement does not appear to be consistent with the disclaimer on page 2. Please revise to delete the disclaimer.

Response: In response to the Staff's comment, the disclaimer of liability by Hermitage, Brookfield US Corporation and their affiliates with respect to Hermitage's financial statements has been deleted from pages 2, 131, 139, 183 and 187 of the joint proxy statement/prospectus.

Position of the Tower Schedule 13e-3 Filing Persons as to the Fairness. . ., page 6

3.
Please expand your summary to briefly summarize the countervailing factors which the filing persons considered. Similarly, please expand your disclosure regarding the summary of CastlePoint's determination of fairness on page 7.

Response: The disclosure on pages 6-8 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

4.
From the disclosure in the Special Factors section, it appears that the Tower Schedule 13e-3 Filing Persons relied on the financial analysis of Lazard. Please revise to clarify. Similarly, please revise your summary of CastlePoint determination of fairness on page 7 to clarify that it relied on the financial analysis of Goldman Sachs.

Response: The disclosure on pages 6 and 7 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

Securities and Exchange Commission
Division of Corporation Finance
December 3, 2008

Special Factors, page 20

Background of the Merger, page 20

Formation of the Tower Special Committee, page 21

5.
We are reissuing prior comment 30. Please revise your disclosure here and on page 23 to clarify who initiated the discussions regarding the potential business combination between Tower and CastlePoint. From the current disclosure it is unclear if Mr. Lee initiated discussions or if the CastlePoint management, as a whole, initiated discussions.

Response: The disclosure on pages 21 and 23 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

6.
In response to prior comment 31 you disclose on page 21 that the Tower special committee engaged Swainbrook Capital LLC to assist the committee with its selection and engagement of an investment banking firm and "to provide certain financial advisory services to the Tower special committee with respect to such a transaction," Please disclose what "certain financial advisory services" were provided and why the committee chose to use these services in addition to Lazard's services. In addition, please also disclose here that the committee paid Swainbrook $600,000, $125,000 of which is contingent upon the consummation of the merger, for its services, rather than referencing the information located on page 107 of the filing.

Response: The disclosure on pages 21 and 22 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

Formation of the CastlePoint Special Committee, page 23

7.
Please revise your disclosure to clarify whether Friedman Billings Ramsey & Co. provided services as CastlePoint management's financial advisor solely in connection with CastlePoint's acquisition of Tower, or if it also provided services in connection with Tower's acquisition of CastlePoint. We note that FBR will be paid $400,000 if a transaction between CastlePoint and Tower is completed.

Response: The disclosure in the "Special Factors—Background of the Merger" section of the joint proxy statement/prospectus on page 24 has been revised to clarify the nature of FBR's engagement.

CastlePoint's Potential Acquisition of Tower, page 24

8.
We note that on pages 35-36 that you still make reference to the Towers Perrin independent study of Tower's reserves and the Deutsche Insurance Asset Management's independent review of Tower's investment portfolio. You also state in

Securities and Exchange Commission
Division of Corporation Finance
December 3, 2008

your response to our prior comment 38 that these reports were "considered by the CastlePoint special committee in making judgments as to the valuation of such assets and liabilities in connection with the merger." It appears that these reports are materially related to the Rule 13e-3 transaction. Please restore the disclosure regarding these reports and expand your disclosure to provide a reasonably detailed description that meets the requirements of Item 1015 of Regulation M-A of each report. Please file a copy of each report, and all updates thereto, as an exhibit to the Schedule 13E-3 as required by Item 1016(a) of Regulation M-A.

Response: As we discussed in a supplemental telephone call with the Staff on November 25, 2008, we respectfully submit that neither the Towers Perrin independent study of Tower's reserves nor the Deutsche Insurance Asset Management ("DIAM") independent review of Tower's investment portfolio is materially related to the Rule 13e-3 transaction.

The Towers Perrin independent study of Tower's reserves was prepared internally at Tower's request in the ordinary course of Tower's business as part of its annual review of its reserves and reserving practices. CastlePoint management was permitted to review the Towers Perrin study as part of its due diligence investigation of Tower. While the existence of the report prepared by Towers Perrin was referred to in a presentation made by CastlePoint management to the CastlePoint special committee at its June 4, 2008 meeting, as described in the "Background" section of the joint proxy statement/prospectus, the report itself was never provided to the CastlePoint special committee. The CastlePoint special committee relied on CastlePoint management's presentation in connection with Tower's loss and loss expense reserves and not on the report prepared by Towers Perrin. Therefore, we do not believe that the study prepared by Towers Perrin is a report that is materially related to the Rule 13e-3 transaction.

With respect to the review of Tower's investment portfolio, CastlePoint management presented the results of its due diligence to the CastlePoint special committee at the same June 4, 2008 meeting, as described in the "Background" section of the joint proxy statement/prospectus. The DIAM independent review of Tower's investment portfolio was conducted subsequently solely at the request of CastlePoint's management to confirm management's own review; DIAM performed this review as a courtesy to CastlePoint management, and DIAM was not paid a fee for this work. Although not requested by the CastlePoint special committee, the DIAM independent review of Tower's investment portfolio was provided to the CastlePoint special committee on July 18, 2008. However, because the DIAM review, like CastlePoint's management presentation on June 4, was based on March numbers, the CastlePoint special committee, which at that time was in possession of more recent information regarding Tower's investment portfolio as a result of CastlePoint management's continuing due diligence, found that the information in the report was out of date and did not include any material information not already known by the CastlePoint special committee members. Rather, the CastlePoint special committee relied on CastlePoint management's review of Tower's investment portfolio and not on the DIAM report. Therefore, we do not believe that the report prepared by DIAM is a report that is materially related to the Rule 13e-3 transaction.

In light of the foregoing, the references to the reports prepared by Towers Perrin and DIAM have been deleted from the joint proxy statement/prospectus.

9.
We are reissuing prior comment 39 in part. Please expand your disclosure on pages 25 and 33 to describe the financial projections or, in the alternative, please reference the location in the proxy statement where that information is discussed.

Response: The disclosure in the "Special Factors—Background of the Merger" section of the joint proxy statement/prospectus on pages 25, 26 and 33 has been revised to provide cross-references to the location in the joint proxy statement/prospectus where the projections are discussed.

Securities and Exchange Commission
Division of Corporation Finance
December 3, 2008

10.
We are reissuing prior comment 40 in part. Please expand your disclosure regarding XYZ Co. to disclose the size of the company and its respective relevant attributes. Your current description that it is a third party U.S.-based insurer is not detailed enough.

Response: The disclosure on pages 29 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

11.
We note your response to our prior comment 72 and we reissue that comment in part. Please supplementally provide support for the statement that "the fact that the CastlePoint special committee was negotiating with the Tower special committee rather than the Tower Schedule 13e-3 Filings Persons." Alternatively, delete your reference to "rather than the Tower Schedule 13e-3 Filings Persons." As we noted in our prior comment, it appears from the disclosure in the Background of the Merger section that Mr. Lee, who is a filing person, often participated in the meetings of the respective special committees.

Response: The disclosure on page 52 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

Opinion of the Financial Advisor of the Tower Special Committee, page 58

12.
We note your response to prior comments 78 and 79. Please revise your disclosure here and on page 78 to clearly state that the respective summaries describe all material conclusions and analyses performed by the respective financial advisors in arriving at their opinions.

Response: The disclosure on pages 59 and 80 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to state that the summaries beginning on pages 59 and 80 include all material analyses and conclusions delivered by Lazard and Goldman Sachs, respectively, in connection with their opinions.

Other Written Presentations by Lazard, page 67

13.
We are reissuing prior comment 91. To the extent not already disclosed and consistent your disclosure obligations, please revise to expand to provide a reasonably detailed description of each of the analyses described in the bullet points. See Item 1015(b)(6) of Regulation M-A. Please also apply this comment as relevant to the "Other Written Presentations by Goldman Sachs" on page 89. With respect to your concern about the prominence given by security holders to this disclosure you may explain the purpose and timing of these analyses.

Response: The disclosure beginning on page 67 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to include a reasonably detailed description of each of the analyses of Lazard described in the bullet points. However, as discussed in the supplemental telephone call with the Staff on November 25, 2008, certain of the financial analyses described in the bullet points beginning on page 67 of the joint proxy statement/prospectus were prior versions of the same analyses included in the Lazard presentation dated August 4, 2008 and described in considerable detail in the "Special Factors—Opinion of the Financial Advisor of the Tower Special Committee" section. Accordingly, with respect to such analyses we have included a cross-reference to the relevant summary and a statement that the analyses were based on information available as of the date on which they were performed by Lazard.

As we discussed in a supplemental telephone call referred to above, the financial analyses of Goldman Sachs described in the bullet points beginning on page 90 of the joint proxy statement/prospectus were all prior versions of the same analyses set forth in the Goldman Sachs presentation dated August 4, 2008 and described in considerable detail in the "Special Factors—

Securities and Exchange Commission
Division of Corporation Finance
December 3, 2008

Opinion of the Financial Advisor of the CastlePoint Special Committee" section. Accordingly, with respect to such analyses we have included a cross-reference to the relevant summary and a statement that the analyses were based on information available as of the date on which they were performed by Goldman Sachs.

Opinion of the Financial Advisor of the CastlePoint Special Committee, page 78

Selected Companies Analysis—CastlePoint, page 81

14.
We note your response to prior comment 102 and reissue that comment. Item 1015(b)(6) of Regulation M-A requires you to summarize the financial advisor's "bases for and methods of arriving at" its opinion. With respect to the Selected Transactions, Dividend Discount Model and Historical Market Performance (Tower) analyses, please disclose the substance of your response, i.e., that the underlying data was not provided to the CastlePoint special committee. With respect to the Recent Bermuda Transactions and Selected Companies (Tower) analyses, please revise to disclose the data underlying the results described in this analysis and to show how that information resulted in the values disclosed. In this respect, we note the information included on pages 28 and 45 of the relevant Goldman Sachs presentation.

Response: The disclosure of the Selected Transaction Analysis and the Historical Market Performance Analysis—Tower has been revised in accordance with the Staff's comment to include a statement that the data underlying these analyses was not provided to the CastlePoint special committee. In response to the Staff's request to add the same statement to the Dividend Discount Model Analysis, we respectfully direct the Staff to the first paragraph following the caption "Dividend Discount Model Analysis" on page 84 of the joint proxy statement/prospectus, where the underlying projections are disclosed. The disclosure of the Recent Bermuda Transactions Analysis and the Selected Companies Analysis—Tower have been revised in accordance with the Staff's comment to include certain information about the selected Bermuda transactions and the selected comparable companies for Tower that was disclosed on pages 27 and 44, respectively, of the Goldman Sachs presentation dated August 4, 2008. With respect to the data underlying these two analyses that was not provided to the CastlePoint special committee, we have revised the relevant disclosure to include a statement to that effect on pages 86 and 87 of the joint proxy statement/prospectus, respectively.

Securities and Exchange Commission
Division of Corporation Finance
December 3, 2008

Dividend Discount Model Analysis, page 83

15.
We note your response to prior comment 107. Please disclose that the referenced information was not provided to the CastlePoint special committee.

Response: The disclosure of the Dividend Discount Model Analysis on page 85 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to add a statement that the amount of available dividends and illustrative terminal values were not provided to the CastlePoint special committee.

Recent Bermuda Transactions Analysis, page 85

16.
We note your response to comment 109. Please revise your disclosure to highlight the lack of relevance described in our prior comment and explain supplementally, with a view toward revised disclosure, the reasons for the inclusion of the referenced transactions.

Response: The first paragraph following the caption "Recent Bermuda Transactions Analysis" on page 86 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment to (i) disclose the reasons why these transactions were selected and (ii) highlight the statement that these transactions were of limited to no relevance.

Presentations by Swainbrook to the Tower Special Committee, page 90

17.
Please revise your disclosure to describe in reasonable detail the illustrative scenarios that Swainbrook consolidated and reproduced during the course of the Tower special committee's consideration of a possible business combination between Tower and CastlePoint. Please also disclose the pro forma financial information as a result of the acquisition of CastlePoint by Tower, including projected earnings per share, accretion/dilution to Tower stockholders and other transactional metrics.

Response: The disclosure beginning on page 92 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

18.
Please disclose or provide a reference to the location where this information is already provided for the resulting standalone projections for Tower. Please also describe the scenarios and assumptions that were expected to affect Tower's future results if the merger did not occur.

Response: The disclosure beginning on page 92 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

19.
Please revise to provide a reasonably detailed description of the revenue source forecasts summary prepared by Swainbrook in early May 2008.

Securities and Exchange Commission
Division of Corporation Finance
December 3, 2008

Response: The disclosure on pages 97 and 98 of the joint proxy statement/prospectus has been revised in accordance with the Staff's comment.

Selected Historical Consolidated Financial Data of CastlePoint, page 120

20.
Please disclose the information in the last sentence of your response to comment 112.

Response: The pro forma ratio of earnings to fixed charges has been included in the "Comparative Per Share Data" section on page 151 of the joint proxy statement/prospectus in response to the Staff's comment.

The Voting Agreements, page 177

21.
We are reissuing prior comment 117 in part. Please revise your statement that the following is a summary of "selected" material provisions. All material terms of the agreement are required to be summarized.

Response: The disclosure in the lead-in to the "The Voting Agreement" section of the joint proxy statement/prospectus on page 184 has been revised to delete the word "selected" in response to the Staff's comment.

Tower Proposal 1: Amendment to the Certification of Incorporation of Tower, page 226

22.
We are reissuing prior comment 122. Please revise to disclose whether or not Tower has any plans for the remaining approximately 40 million additional authorized and unissued shares of common stock.

Response: In response to the Staff's comment, the disclosure in the "Tower Proposal 1: Amendment to the Certification of Incorporation of Tower" section of the joint proxy statement/prospectus on page 234 has been revised to provide that Tower does not have any plans for the remaining authorized shares of Tower common stock that will not be issued in connection with the merger.

Item 21. Exhibits and Financial Statement Schedules, page II-2

23.
Please file consents for the following advisors pursuant to Rule 436(a) and Section 7 of the Securities Act: Swainbrook, Towers Perrin and Deutsche Insurance.

Response: The consent of Swainbrook has been filed as Exhibit 99.8 to the Form S-4 in response to the Staff's comment. Further to the response to Comment No. 8 above, we respectfully advise the Staff that CastlePoint does not consider Towers Perrin or DIAM to have served as an expert within the meaning of Section 7 of the Securities Act and Rule 436 thereunder with respect to the CastlePoint special committee's valuation of Tower.

Securities and Exchange Commission
Division of Corporation Finance
December 3, 2008

        Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 259-8667 or Joseph L. Seiler at (212) 259-8137.

                      Very truly yours,

                      /s/ John M. Schwolsky

cc:
Francis M. Colalucci
 Tower Group, Inc.

Roger A. Brown Esq.
 CastlePoint Holdings, Ltd.

Michael W. Blair, Esq.
 Debevoise & Plimpton LLP
John Evangelakos, Esq.
Stephen M. Kotran, Esq.
 Sullivan & Cromwell LLP